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                                                               EXHIBIT 99(a)(6)

                   [LOGO OF AMP INCORPORATED APPEARS HERE]

                                                                 October 9, 1998
Dear AMP Shareholders:

  I am pleased to inform you that on October 9, 1998, AMP commenced its previously announced offer to purchase up to 30 million shares of AMP common stock at a price of $55 per share.

  Your Board of Directors continues to believe that AlliedSignal's efforts to acquire AMP at a price of $44.50 per share do not reflect the near or long term value or prospects of AMP and are not in the best interests of AMP and its relevant constituencies, including its shareholders. Your Board of Directors and management remain convinced that continuing to pursue actively our strategic goals and to implement, on an accelerated basis, our Profit Improvement Plan first introduced in June of this year is in the best interests of AMP and is the best way for AMP to realize its inherent value.

  When AlliedSignal made its opportunistic, low-ball offer, we promised to increase shareholder value in the near term. We now are fulfilling that promise, and are confident there is more value to come.

  We believe that this self-tender, together with the acceleration of our Profit Improvement Plan, is a winning program all around. We chose the $55 price because it enables AMP to deliver value to shareholders today, while AMP continues to take the necessary steps to increase value for tomorrow. AMP's self-tender offer will provide our shareholders with an opportunity to sell a portion of their shares at a price far in excess of AlliedSignal's inadequate offer. Our Profit Improvement Plan is working and our confidence in AMP's financial strength and anticipated future cash flow is so strong that the Board of Directors is making a $1.65 billion "down payment" to shareholders through this self-tender offer. We are convinced that this down payment, together with our Profit Improvement Plan, will deliver greater value than AlliedSignal's $44.50 offer.

  The Board's authorization of this major stock purchase also reflects our confidence that the self-tender will not affect our ability to execute our Profit Improvement Plan, nor will it affect our ability to maintain our current dividend or to grow our business and increase our strong presence in, and commitment to, Pennsylvania and all the communities we serve. AMP has been advised on a preliminary basis that, after the self-tender, AMP's indebtedness will continue to maintain an investment grade rating.

  Your Board of Directors has unanimously approved the making of this offer. However, each shareholder must make his or her own decision whether to tender shares pursuant to the offer and, if so, how many shares to tender. Neither AMP nor the Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Details about this offer, and the other actions taken by the Board, are contained in the attached Offer to Purchase and we urge you to read it carefully.

  Your Board of Directors has great confidence in AMP and is committed to working hard to realize its inherent value. We appreciate your continued support and encouragement.

                                     Sincerely,

                                     /s/ Robert Ripp

                                     Robert Ripp
                                     Chairman and Chief Executive Officer
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